November 10, 2004



Mail Stop 3-8

By Facsimile and U.S. Mail

James Sumas
Chief Executive Officer, Chief Operating Officer and Chairman of the Board of Directors
Village Super Market, Inc.
733 Mountain Avenue
Springfield, New Jersey 07081

Re:	Form 10-K for the year ended July 31, 2004
	Filed October 21, 2004
	File No.  0-02633

Dear Mr. Sumas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  Please be as
detailed as necessary in your explanation.   After reviewing this
information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JULY 31, 2004

Item I. Business

1. In the Wakefern Food Corporation Section you state that each member of the cooperative is, "obligated to purchase from Wakefern a minimum of 85% of its requirements for products offered by Wakefern. If this purchase obligation is not met, the member is required to pay Wakefern`s profit contribution shortfall attributable to this failure. The Company fulfilled this obligation in fiscal 2004." This section and the 2003 10-K are silent as to the obligation fulfillment in 2002 and 2003. In future filings please disclose the status of the obligation fulfillment for each income statement period presented and disclose the required shortfall payment, if any.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations

2. In future filings please disclose how you calculate same store sales including reference to how you treat store renovations, new stores and relocations in the calculation.

3. You discuss the business reasons for changes in the various line items of your statements of operations. However, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you disclose that "gross profit as a percentage of sales increased ..54% in fiscal 2004 due to lower promotional spending, reduced warehousing and related charges from Wakefern, a higher estimate of patronage dividends and improved product mix. These improvements were partially offset by increased LIFO charges in fiscal 2004." While this information is helpful, you do not quantify the extent to which gross margin was affected by each of these reasons. In future filings, whenever possible, please quantify the business reasons attributed to material line item changes. Please refer to Item 303(a)(3) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350.

4. The related party transaction section discusses the construction of a replacement store by the REIT. Please provide additional detail on this transaction and comment on your consideration of EITF 97-10 when determining accounting treatment of this transaction.

Contractual Obligations and Commitments

5. In future filings please include a note to the contractual obligations table to specify that the operating lease obligations figure does not include insurance, taxes and other operating expenses to which the company is obligated. If you believe that such costs are not material to an understanding of your contractual obligations, please tell us why. If material, provide a context for the reader to understand the impact of such costs on your total operating lease obligations. See Item 303(a)(5) of Regulation S-K.

6. In future filings please include in the table or notes thereto, the annual interest expense for each time period presented in the table. For debt that is variable by its terms, or through swap arrangements, disclose the assumptions used to estimate interest expense for each period presented in the table. Based on interest expense recognized in recent periods we assume that interest payments will be material to annual contractual obligations. See Section IV.A and footnote 46 to the Interpretation: Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations (Commission`s MD&A Guidance) issued on December 19, 2003.

Note 1.  Summary of Significant Accounting Policies

7. The Goodwill section states that you operate as a single reporting unit for purposes of evaluating goodwill for impairment. SFAS 142 paragraph 30 defines a reporting unit as an operating segment or one level below an operating segment. Based on review of previous filings including the year ended July 1999 10-K it appears that goodwill was created as a result of purchasing stores. For example, in 1999 goodwill increased by approximately $1,500,000 as a result of the purchase of the Vineland store. Given that it appears that goodwill relates to specific stores and we assume that each store represents an operating segment under paragraph 10 of SFAS 131 please explain why it is appropriate to evaluate impairment on the basis of the company as a single reporting unit rather than evaluating impairment at the store level. Provide reference to applicable authoritative literature.

8. In future filings please specifically disclose the amount and type of "securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented." Refer to paragraph 40(c) of SFAS 128.

9. The Wakefern Food Corporation section of Item I and note 3 of the financial statements state that Wakefern provides insurance among other support services. Clarify for us the nature of the insurance provided by Wakefern. If it is solely limited to liability and property insurance provided through Insure-Rite Ltd., in future filings please clarify. If the insurance relates to postretirement and postemployment benefits such as postretirement health insurance please provide an explanation of your consideration of SFAS 106, Employers` Accounting for Postretirement Benefits Other Than Pensions, and SFAS 112, Employers` Accounting for Postemployment Benefits.

Note 3.  Related Party Information - Wakefern

10. In future filings please disclose your voting rights.

11. Wakefern provides support services in numerous administrative functions. In future filings please disclose:
* Whether these services are paid for separately or reflected as a reduction of the patronage dividend,
* where these costs are reflected in the financial statements, and
* the amounts of administrative costs Wakefern charged you for all periods presented.

12. The Wakefern Food Corporation section of Item I states that in July 2002 Wakefern purchased substantially all of Big V`s assets, including 27 stores, for $185 million in cash and assumed liabilities. In 2000 Big V filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. We assume that Wakefern`s performance may be adversely impacted by the inclusion of Big V. Please explain how your cost method investment in Wakefern is evaluated for impairment and revise the investments section of note 1 in future filings to describe how you assess investments for impairment.

Note 6.  Leases

13. The results of operations section of Management`s Discussion and Analysis of Financial Condition and Results of Operations states that "income before income taxes includes $1,639,000 of distributions received from two partnerships in which the Company is a limited partner." It later states that, "the Company remains a tenant in one of the shopping centers", and, "the Company`s accounting for these partnerships under the equity method had previously resulted in a zero investment balance in the consolidated financial statements." It appears that the two partnerships represent related parties. In future filings please disclose the related party to whom the rents are paid and the amount of rents for all periods presented. Refer to SFAS 57 for guidance.

Note 7.  Common Stock and Options

14. You state that all options granted are exercisable up to 10 years from the date of the grant. It is unclear whether the options vest immediately at the date of grant or over a defined service period. Please clarify and update disclosure in future filings.

Note 8.  Pension Plans

15. Paragraph 5(k) of SFAS 132(R) requires the disclosure of "the measurement date(s) used to determine pension and other postretirement benefit measurements for the pension plans and other postretirement benefit plans that make up at least the majority of plan assets and benefit obligations." Please disclose in future filings.

 	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 824-5549 or, in his absence, to the undersigned at (202) 942-2905. Any other questions regarding disclosure issues may be directed to H. Christopher Owings, Assistant Director, at (202) 942-1900.


Sincerely,



George Ohsiek
Branch Chief



Village Super Market, Inc.
November 10, 2004
Page 1